SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CLACENDIX, INC.

(Name of Issuer)

Common Stock, Par Value $.001 Per Share

(Title of Class of Securities)

46205P100

(CUSIP Number)

Lalit Dhadphale
President and Chief Executive Officer
Clacendix, Inc.
100 Commerce Boulevard
Cincinnati, Ohio 45140
Tel.: (513) 618-0911

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 14, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  46205P100

(1)	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only).
Cape Bear Partners LLC; FEIN (N/A)

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐      b) ☒

(3)	SEC Use Only

(4)	Source of Funds	PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	Delaware

Number of	(7)	Sole Voting Power	34,606,466
Shares Bene-
Ficially	(8)	Shared Voting Power	___________
Owned by Each
Reporting	(9)	Sole Dispositive Power	34,606,466
Person With
	(10)	Shared Dispositive Power	___________

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
34,606,466

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)	Percent of Class Represented by Amount in Row (11)	18.4%

(14)	Type of Reporting Person	OO

*              Percentage calculated on the basis of 188,250,724 shares of common stock issued and outstanding on May 14, 2009, as set forth in the Issuer’s Form 8-K filed on May 15, 2009.

Item 1.	Security and Issuer.

(a)	Title and Class of Security: Common Stock, par value $.001 per share.

(b)	Issuer: Clacendix, Inc. 100 Commerce Boulevard Cincinnati, Ohio 45140

Item 2.	Identity and Background.

I.	Cape Bear Partners LLC

2(a)	Name: Lynn Peppel, Managing Member.

2(b)	Business: 38608 Butcher Road, Leetonia, Ohio 44431.

2(c)(i)	Present Principal Employment: Cape Bear Partners LLC is limited liability company established as an investment vehicle.

2(c)(ii)	Principal Business and Address of Company: 38608 Butcher Road, Leetonia, Ohio 44431.

2(d)	Lynn Peppel has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

2(e)
Lynn Peppel was not, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2(f)	Cape Bear Partners LLC is a Delaware limited liability company and Lynn Peppel is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The Issuer shares held by the Reporting Individual were acquired in a share exchange transaction which was completed on May 14, 2009 pursuant to which the Reporting Individual acquired a controlling interest in the Issuer.

Item 4.	Purpose of Transaction.

The purpose of the acquisition of the shares of common stock by the Reporting Individual was for investment. The Reporting Individual intends to review his holdings with respect to the Issuer on a continuing basis. Depending on the Reporting Individual’s evaluation of the Issuer’s business and prospects, and upon future developments (including, but not limited to, market price of the common stock and availability and alternative uses of funds; as well as conditions in the securities markets and general economic and industry conditions), the Reporting Individual may acquire additional shares of the Issuer’s common stock; sell all or a portion of his shares, now owned or hereinafter acquired; or maintain his position with respect to the company, and formulate plans or proposals with respect to any such matters.

Item 5.	Interest in Securities of the Issuer.

I.	Cape Bear Partners LLC

(a)	Aggregate Number: 34,606,466; Percentage: 18.4%.

(b)
Lynn Peppel, as Managing Member of Cape Bear Partners LLC, has sole voting and dispositive power over the shares held by the company. Cape Bear Partners LLC has sole voting and dispositive power over the 34,606,466 shares held by the company.

(c)	None.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Individual and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: May 21, 2009	CAPE BEAR PARTNERS LLC

	By:	/s/ Lynn Peppel
Lynn Peppel
Managing Member